  Exhibit 4.2

FIRST AMENDMENT

TO

RIGHTS AGREEMENT

This First Amendment to Rights Agreement, dated as of April 22, 2003 (this "Amendment"), amends that certain Rights Agreement, dated as of March 12, 1996 (the "Rights Agreement"), between Electronic Data Systems Corporation, a Delaware corporation (formerly known as Electronic Data Systems Holding Corporation (the "Company"), and American Stock Transfer & Trust Company (successor to The Bank of New York), as Rights Agent (the "Rights Agent").

WHEREAS, Section 27 of the Rights Agreement provides that "at any time when the Rights are then redeemable, the Company may in its sole and absolute discretion and the Rights Agent shall, if the Company so directs, supplement or amend any provision of [the Rights] Agreement in any respect without the approval of any holders of Rights or holders of Common Stock";

WHEREAS, pursuant to Section 23 of the Rights Agreement, the Rights are redeemable; and

WHEREAS, on the date hereof, the Board of Directors of the Company approved an amendment of the Rights Agreement to amend the definition of "Acquiring Person" therein.

NOW THEREFORE, the Rights Agreement is hereby amended as follows:

1.        The definition of "Acquiring Person" contained in Section 1 of the Rights Agreement is hereby amended to read in its entirety as follows:

        "'Acquiring Person' shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include any Exempt Person; provided, however, that a Person shall not be or become an Acquiring Person if such Person, together with its Affiliates and Associates, shall become the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding solely as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of Common Stock by the Company, unless and until such time as such Person or any Affiliate or Associate of such Person shall purchase or otherwise become the Beneficial Owner of additional shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock or any other Person (or Persons) who is (or collectively are) the Beneficial Owner of shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock shall become an Affiliate or Associate of such Person, unless, in either case, such Person, together with all Affiliates and Associates of such Person, is not then the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding; and provided, further, that if the Board of Directors determines in good faith that a Person that would otherwise be an "Acquiring Person" has become such inadvertently (including, without limitation, because (i) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (ii) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person as promptly as practicable divested or divests itself of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement.

        At any time that the Rights are redeemable, the Board of Directors may, generally or with respect to any specified Person or Persons, determine to increase to a specified percentage or amount greater than that set forth herein or decrease to a specified percentage or amount lower than that set forth herein or determine a number of shares to be (but in no event less than or equal to the percentage or number of shares of Common Stock then beneficially owned by such Person), the level of Beneficial Ownership of Common Stock at which a Person or such Person or Persons becomes an Acquiring Person."

2.        The term "10%" in the second full paragraph under the heading "SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK" in Exhibit C of the Rights Agreement is hereby deleted and replaced with the term "15%."

3.        In connection with the appointment of American Stock Transfer & Trust Company as successor Rights Agent under the Rights Agreement, (i) the term "$100,000,000" in clause (a) of the sixth paragraph of Section 21 of the Rights Agreement is hereby deleted and replaced with the term "$10,000,000" and (ii) the name and address of the Rights Agent for notification purposes in Section 26 of the Rights Agreement is hereby amended to read as follows:

"American Stock Transfer & Trust Company

59 Maiden Lane
New York, New York 10038

Attention: Stock Transfer Administration".

4.        Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

5.        Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6.        Effect of Amendment.  Except as expressly modified herein, the Rights Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

ELECTRONIC DATA SYSTEMS

CORPORATION

By:       /S/ D. GILBERT FRIEDLANDER

Name:   D. Gilbert Friedlander

Title:      Senior Vice President, General

             General Counsel and Secretary

AMERICAN STOCK TRANSFER &

TRUST COMPANY

By:       /S/ GERALDINE ZARBO

Name:  Geraldine Zarbo

Title:     Vice President